

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 31, 2015

<u>Via E-mail</u>
Hiroshi Nakamura
Director, Managing Executive Officer
Advantest Corporation
Shin-Marunouchi Center Building
1-6-2, Marunouchi
Chiyoda-ku
Tokyo 100-0005, Japan

> **Re:** **Advantest Corporation**
> **Form 20-F for the Fiscal Year ended March 31, 2015**
> **Filed June 25, 2015**
> **File No. 001-15236**

Dear Mr. Nakamura:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended March 31, 2015</u>

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>Results of Operations - Operating Expenses, page 48</u>

1.   We note the disclosure in the last sentence of the second paragraph of page 5 that your return to profitability in 2014 was mainly due to higher year-over-year net sales, an improved mixed of high-profitability products and successful cost-cutting measures undertaken across the entire Advantest Group. However, we do not see any discussion of product mix or cost-cutting measures in the discussion of your operating results on page 48. In future filings please include a discussion of all relevant items that impact

operating results as compared to prior periods. Refer to the guidance in Item 303(a)(3) of Regulation S-K.

Item 18. Financial Statements

Note 15. Stock-Based Compensation, page F-33

2.   In future filings please include all disclosures required by FASB ASC 718-10-50-2, including:

- A description of the share-based payment arrangements, including the general terms of awards under the arrangements, such as the requisite service period(s) and any other substantive conditions (including those related to vesting); and
- As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

3.   As a related matter, we see that no stock based compensation expense was recognized for the year ended March 31, 2015.   However, we see that your policy discloses that you recognize the related cost on a straight line basis over the period during which an employee is required to provide service in exchange for the award and that you had 7,094,339 shares underlying stock options outstanding at March 31, 2015. Please explain to us why you did not record compensation expense for the year ended March 31, 2015. Refer to FASB ASC 718-10-35-2 to 4 and FASB ASC 718-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by ex the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391, or Kristin Lochhead, Senior Accountant, at (202) 551-3664 with any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery